EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2006	2007	2006

Basic Earnings Per Share

Net earnings	$831,000	$632,000	$1,900,000	$1,767,000

Weighted-average Common Shares:

Basic Shares Outstanding	8,122,000	8,048,000	8,110,000	7,991,000

Basic Earnings Per Share	$0.10	$0.08	$0.23	$0.22

Diluted Earnings Per Share

Net earnings	$831,000	$632,000	$1,900,000	$1,767,000

Weighted-average Common Shares:

Outstanding	8,122,000	8,048,000	8,110,000	7,991,000

Stock Options	108,000	226,000	101,000	201,000

Restricted Stock	210,000	-	180,000	-

Diluted Shares Outstanding	8,440,000	8,274,000	8,391,000	8,192,000

Diluted Earnings Per Share	$0.10	$0.08	$0.23	$0.22